UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 8)

ACCESS TO MONEY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872636105
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue — 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

October 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 23962Q100	Page 2 of 7

1	NAMES OF REPORTING PERSONS
LC Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,997,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,997,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,997,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.4%
14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 23962Q100	Page 3 of 7

1	NAMES OF REPORTING PERSONS
Lampe, Conway & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14	TYPE OF REPORTING PERSON (see instructions)
OO, IA

CUSIP No. 23962Q100	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Steven G. Lampe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14	TYPE OF REPORTING PERSON (see instructions)
IN, HC

CUSIP No. 23962Q100	Page 5 of 7

1	NAMES OF REPORTING PERSONS
Richard F. Conway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14	TYPE OF REPORTING PERSON (see instructions)
IN, HC

CUSIP No. 23962Q100	Page 6 of 7

Item 1.  Security and Issuer.

This Amendment No. 8 to Schedule 13D, which amends the Amendment No. 7 to Schedule 13D dated August 30, 2011, relates to the shares of common stock of Access to Money, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 and Rule 13d-2, as applicable, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 1101 Kings Highway N, Suite G100, Cherry Hill, NJ 08034.

Item 2.  Identity and Background.

 N/A.

Item 3.  Source and Amount of Funds or Other Consideration.

 N/A.

Item 4.  Purpose of Transaction.

 N/A.

Item 5.  Interest in Securities of the Issuer.

N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and revised:

On October 6, 2011, the Issuer entered into a Promissory Note and Security Agreement (the "Loan Agreement") with LC Capital Master Fund, Ltd. ("Master Fund"), pursuant to which Master Fund agreed to loan the Issuer up to $750,000 (the "Loan").  Each advance under the Loan Agreement shall be in an amount of up to $250,000 (each, an "Advance" and collectively, the "Advances").  Advances under the Loan Agreement initially accrue interest at a rate of 6% per annum.  On and after the three month anniversary of the Loan Agreement, Advances  accrue interest at a rate of 10% per annum.  Advances under the Loan Agreement are secured by a first priority security interest in certain automatic teller machines (the "Master Fund Collateral") as approved by Sovereign Bank.

In connection with the Loan Agreement, on October 6, 2011, the Issuer entered into an amendment to the Intercreditor and Subordination Agreement dated as of September 3, 2010 (the "Amendment") with Sovereign Bank, Lampe Conway & Company, LLC, Master Fund and Cadence Special Holdings II, LLC.  Pursuant to the Amendment, Sovereign Bank agreed to permit Master Fund to have a first lien and security interest in the Master Fund Collateral.  The amount of the priority interest is equal to the lesser of: (i) the amount advanced under the Loan Agreement and (ii) $750,000 plus any accrued interest.  Other than as revised by the Amendment, the terms and conditions set forth in the Intercreditor and Subordination Agreement remain in effect.

The foregoing descriptions of the Loan Agreement and the Amendment do not purport to be complete and are subject to, and qualified in their entirety by, reference to the Loan Agreement and Amendment, which are incorporated herein by reference to Exhibits 10.1 and 10.2, respectively, to the Issuer’s Form 8-K filed on October 11, 2011.

Item 7.  Material to be Filed as Exhibits

 N/A.

CUSIP No. 23962Q100	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2011

LC CAPITAL MASTER FUND, LTD.

By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

LAMPE, CONWAY & CO., LLC

By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

By:	/s/ Steven G. Lampe
Name: Steven G. Lampe

By:	/s/ Richard F. Conway
Name: Richard F. Conway